SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

ANNOUNCEMENT OF A MATERIAL FACT

PETRÓLEO BRASILEIRO S.A. – PETROBRAS (“Petrobras”), PETROBRAS QUÍMICA S.A. – PETROQUISA (“Petroquisa”), ODEBRECHT S.A. (“Odebrecht”), NORDESTE QUÍMICA S.A. – NORQUISA (“Norquisa”) e BRASKEM S.A. (“Braskem” or “Company”), pursuant to and for the purposes of CVM instructions 319/99 and 358/02, wish to notify the following to its shareholders and the market.

As announced in the Material Fact published on November 30 2007, Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa (“Parties”) signed an investment agreement (“Investment Agreement”), through which the terms and conditions were agreed on the integration of the petrochemical assets held by Petroquisa or Petrobras into Braskem, as reflected in their direct or indirect stakes in the capital stock of Copesul – Company Petroquímica do Sul (“Copesul”), Ipiranga Petroquímica S.A. (“IPQ”), Ipiranga Química S.A. (“IQ”), Petroquímica Paulínia S.A. (“PPSA”) and Petroquímica Triunfo S.A. (“Triunfo” and, jointly with Copesul, IPQ, IQ and PPSA, “Assets”), as well as the terms of the new Shareholders’ Agreement to be signed simultaneously with the integration of the Assets.

With a view to accelerating the integration process of the Assets, an amendment to the Investment Agreement (“Amendment”) was signed whereby the integration of the Assets shall be executed in two distinct phases, independent of each other (“Integration”). The first phase corresponding to the integration of the stakes held, directly or indirectly by Petrobras and Petroquisa in the capital stock of Copesul, IPQ, IQ and PPSA into Braskem through the latter’s wholly owned subsidiary, Grust Holdings S.A. (“Grust”), shall be executed on May 30 2008 (“First Phase”), as described below. The second phase, in which Petrobras, through the intermediary of Petroquisa, shall have the option of incorporating up to 100% of the shares representing the total capital and voting shares of Triunfo into Braskem (“Second Phase”), to be decided by the Parties at a later date. With the implementation of the Second Phase, Petrobras’ stake, jointly with Petroquisa, shall be up to 25.00% of the total capital of Braskem, based on the latter’s shareholding breakdown as at November 30 2007, excluding treasury stock.

With a view to implementing the First Phase, Braskem has today signed a Protocol and Justification for the Incorporation of Shares with Grust for the incorporation of the shares of Grust by Braskem pursuant to Article 252 of Law 6,404/76 (“Incorporation of Shares”).

The Incorporation of Shares, through which the First Phase shall be implemented, shall be submitted for the approval by the general shareholders’ meetings of Braskem and Grust to be held on May 30 2008.

With the completion of the Incorporation of Shares, Braskem shall directly and/or indirectly become the holder of 100.00% of the voting shares and total capital of IQ, IPQ and PPSA and 99.17% of the voting and total capital of Copesul, and, conversely, Petroquisa shall receive Braskem’s common shares and preferred class A shares, increasing its shareholding stake to 30.00% of the voting capital and 23.08% of the total capital of Braskem, excluding treasury stock, for this purpose based on the latter company’s shareholding breakdown as at November 30 2007.

1. OBJECTIVES AND COSTS.

1.1. Objectives. The Integration into Braskem is in line with the objective of boosting the capacity of the entire Brazilian petrochemical and plastics production chain, thus permitting gains in scale and synergies, enhanced investment capacity in research and development, and the strengthening of the plastics industry. As a result, Braskem and Petrobras take a critical step towards consolidating the Brazilian petrochemical sector and Braskem accelerates its strategy of becoming among the top ten global petrochemical industries.

The Integration is also part of the strategy of Braskem and Petrobras to reorganize and consolidate the petrochemical sector, initiated with the acquisition of the Ipiranga Group. Once this operation has been implemented, Petrobras will have restructured its investment portfolio in Brazilian petrochemicals, in line with the goals set forth in its Strategic Plan, and at the same time becoming a key minority partner in Braskem, through its wholly owned subsidiary, with a greater participation in the decision-making process.

1.2. Costs. The total cost of the Incorporation of Shares shall be approximately R$ 4 million, including expenses with publications, preparation of appraisal reports and economic-financial appraisals, and the fees of auditors, appraisers, consultants and Brazilian and foreign attorneys.

2. NUMBER, TYPE, CLASS, RIGHTS, POLITICAL AND EQUITY ADVANTAGES OF BRASKEM’S SHARES TO BE ASCRIBED TO PETROQUISA.

2.1. Shares to be Ascribed. On the basis of the criteria set forth in item 2.2 below, in the Incorporation of Shares, 0.067419126039 (zero decimal point zero six and fraction) common share and 0.062016407480 ( zero decimal point zero six and fraction) preferred class A share, the issuance of Braskem, shall be attributed to 1 (one) common share, the issuance of Grust (“Exchange Ratio”), being ascribed to Petroquisa, the sole shareholder of Grust, a total of 46,903,320 (forty-six million, nine hundred and three thousand, three hundred and twenty) new common shares and 43,144,662 [forty-three million, one hundred and forty-four thousand, six hundred and sixty-two] new preferred class “A” shares issued by Braskem in exchange for 695,697,538 (six hundred and ninety-five million, six hundred and ninety-seven thousand, five hundred and thirty-eight) common shares held by Petroquisa in Grust. Thus, following the Incorporation of Shares, fractions of shares issued by Braskem shall not exist.

2.2. Criteria Used to Determine the Exchange Ratio. The Exchange Ratio was established on the basis of the discounted cash flow criterion in the case of Braskem, IPQ, PPSA and Copesul, and transaction multiples of comparable companies in the case of IQ, in line with the economic-financial appraisals previously prepared by Banco Itaú BBA S.A., a financial institution with its registered offices in the city and state of São Paulo at Av. Brigadeiro Faria Lima, 3,400, 4th floor, enrolled in the corporate taxpayer’s register (CNPJ/MF) under number 17.298.092/0001 -30 (“Itaú BBA”). The exchange ratio is considered to be fair and equitable for the shareholders, being based on the economic criterion, which best reflects the effective value of the assets as is shown in the appraisals undertaken by Itaú BBA.

2.3. Rights and Political and Equity Advantages of the Shares. The common shares and preferred class A shares issued by Braskem with respect to the Incorporation of Shares shall be entitled to dividends under equal conditions to the respective shares of the same type and class already in existence. These shares shall have the rights pursuant to Braskem’s Bylaws in force as of this date, including the right to sell jointly and under the same conditions as the controlling shareholder in the event of a change in Braskem’s controlling ownership (100% tag along rights) and other shareholder advantages of companies classified under BOVESPA’s (the São Paulo Stock Exchange) Level 1 Corporate Governance Regulatory Practices.

2.4. Participation in Profits for Fiscal Year 2008. The shares to be issued by Braskem in the light of the Incorporation of Shares shall have full rights to all dividends and interest on shareholders’ capital which may be declared following their issuance.

3. EQUITY BOOK VALUE APPRAISAL CRITERION.

3.1. Equity Book Appraisal. To provide a basis for the increase in capital arising from the Incorporation of Shares, Grust’s shares to be incorporated by Braskem were evaluated at equity book value, according to the appraisal report specifically prepared as of the base date of March 31 2008 (“Base Date of Incorporation”), using, for the purposes of equity pickup of the investees of Grust, the balance sheet of these investees raised as at March 31 2008. Pursuant to the legal requirements, particularly Article 226 and Paragraph 1 of 252 of Brazilian Corporate Law, PricewaterhouseCoopers Auditores Independentes, a civil corporation established in the city of São Paulo at Av. Francisco Matarazzo, 1,400, from the 7th to the 11th and from the 13th to the 20th floors, Torre Torino, enrolled in the corporate taxpayer’s register (CNPJ/MF) under number 61.562.112/0004 -73 (“Price”) was chosen as the specialized company, which evaluated the shares issued by Grust at R$720,709,227.75 (seven hundred and twenty million, seven hundred and nine thousand, two hundred and twenty-seven reais and seventy-five centavos).

3.2. Economic Appraisal. In order to establish the Exchange Ratio, as described in item 2.2, Itaú BBA was engaged. The latter evaluated Braskem and Grust on the basis of discounted cash flow methodology or transaction multiples of comparable companies in the following value bands (a) R$20.87 (twenty reais and eighty-seven centavos) to R$23.07 (twenty-three reais and seven centavos) per share issued by Braskem; and (b) R$2.59 (two reais and fifty-nine centavos) to R$2.86 (two reais and eighty-six centavos) per share issued by Grust. The consolidated economic value of Braskem was calculated on the basis of the sum of the economic value of Braskem (operational) and the stakes held directly or indirectly by Braskem including those in Copesul, IPQ, IQ and PPSA. Grust’s economic value was calculated pro-forma on the basis of the sum of the stakes held by Grust in Copesul, IPQ, IQ and PPSA.

3.3. Pursuant to articles 12 and 13 of CVM Instruction 319/99, the financial statements of Grust and Braskem - the basis for the Operation, were audited by Price or by KPMG Auditores Independentes, respectively, the latter being used only as a basis for the eventual reimbursement of shares relative to the exercising of withdrawal rights with respect to the Incorporation of Shares.

3.4. Treatment of Subsequent Equity Variations. The equity variations, which occur up to the Base Date of the Incorporation, shall be booked to Petroquisa, by the equity pick up methodology. As from April 1 2008 until the date on which the Incorporation of Shares is made effective, equity variations shall be booked to Braskem by the equity pick up methodology.

4. COMPOSITION OF BRASKEM’S CAPITAL STOCK FOLLOWING THE INCORPORATION OF SHARES.

Following the Incorporation of Shares, there shall be an increase in Braskem’s capital stock in the value of R$720,709,227.75 (seven hundred and twenty million, seven hundred and nine thousand, two hundred and twenty-seven reais and seventy-five centavos), through the issue of 46,903,320 (forty-six million, nine hundred and three thousand, three hundred and twenty) common shares and 43,144,662 (forty-three million, one hundred and forty-four thousand, six hundred and sixty-two) preferred class A shares, all without par value, such that the total capital stock of Braskem shall increase from the current R$ 4,640,946,660.92 (four billion, six hundred and forty million, nine hundred and forty-six thousand, six hundred and sixty reais, ninety-two centavos) divided into 432,837,611 (four hundred and thirty-two million, eight hundred and thirty-seven thousand, six hundred and eleven) shares, without par value, being 149,810,870 (one hundred and forty-nine million, eight hundred and ten thousand, eight hundred and seventy) common shares, 282.223.675 (two hundred and eighty-two million, two hundred and twenty-three thousand, six hundred and seventy-five) preferred class A shares and 803,066 (eight hundred and three thousand and sixty-six) preferred class B shares to R$5,361,655,888.67 (five billion, three hundred and sixty-one million, six hundred and fifty-five thousand, eight hundred and eighty-eight and sixty-seven centavos), made up of 522,885,593 (five hundred and twenty-two million, eight hundred and eighty-five thousand, five hundred and ninety-three) shares, without par value, being 196,714,190 (one hundred and ninety-six million, seven hundred and fourteen thousand, one hundred and ninety) common shares, 325,368,337 (three hundred and twenty-five million, three hundred and sixty-eight thousand, three hundred and thirty-seven) preferred class A shares and 803,066 (eight hundred and three thousand and sixty-six) preferred class “B” shares.

5. REIMBURSEMENT OF DISSENTING SHAREHOLDERS.

5.1. Right of Withdrawal. Pursuant to articles 137 and 252, paragraphs 1 and 2, Law 6.404/76, right of withdrawal and consequent reimbursement shall only be granted to Braskem’s common and preferred class B shareholders dissenting from the resolution approving the Incorporation of Shares, given the respective shares’ absence of liquidity and dispersion in the market. No right of withdrawal shall therefore be granted to the holders of Braskem’s preferred class A shares trading in the market, given that these shares are components of a representative stock index portfolio in Brazil and have a free float of 71.30% .

The reimbursement to shareholders of the value of the shares shall only be guaranteed relative to common shares and preferred class B shares where their ownership can be substantiated on the publication date of this Material Fact in accordance with Paragraph 1 Article 137 of the Brazilian Corporate Law.

5.2. Reimbursement Value. Braskem’s shareholders dissenting from the resolution which approves the Incorporation of Shares shall have the right to reimbursement of their shares at the book value of R$13.50 (thirteen reais and fifty centavos), according to the Company’s audited balance sheet raised on December 31 2007.

5.3. Period for Exercising Rights of Withdrawal. The right of withdrawal shall be exercised within a period of 30 days as from the publication of the minutes of the Meeting which approves the Incorporation of Shares, that is to say, until July 1 2008, inclusive, pursuant to Paragraph 2 of Article 137 of Law 6.404/76.

5.4. Payment of Reimbursement. The payment of reimbursement by Braskem shall depend on the execution of the operation, pursuant to Article 230 of Law 6,404/76 and shall be effected as from July 14 2008, that is on the first business day following the end of the 40-day period as from the publication of the minutes of the Meeting which approves the Incorporation of Shares.

6. SHAREHOLDERS AGREEMENT

Simultaneously to the Incorporation of Shares, Petrobras, Petroquisa, Odebrecht and Norquisa shall sign, with Braskem’s intervention, Braskem’s new Shareholders’ Agreement, which shall be based on the shareholders commitment to the highest standards of corporate governance, with a greater participation of Petrobras in the decision-making process and also on the creation of value for all Braskem’s shareholders.

7. GENERAL INFORMATION

7.1. Contingent Liabilities not Booked to the Accounts. There is no knowledge of any material contingent liabilities not booked to Grust’s balance sheets.

7.2. Declaration of the Absence of Conflicts of Interest. Price and Itaú BBA, responsible for the equity book and economic-financial appraisals, declare that they have no conflict or communion of interests, current or potential, with Braskem or Grust, or in relation to minority shareholders, or with respect to the Incorporation of Shares.

7.3. Business and Corporate Acts which Preceded the Incorporation of Shares. No business or corporate acts related to the Incorporation of Shares were undertaken, except the Investment Agreement, its respective Amendment and the Protocol of Justification of the Incorporation of Shares mentioned above.

7.4. Treatment of the shares of the capital of a corporation held by another. As of this date, there are no shares issued by Braskem held by Grust, or shares, the issuance of Grust held by Braskem.

7.5. Communications. The Integration, pursuant to the manner negotiated in the Amendment to the Investment Agreement, the purpose of this Announcement of a Material Fact, shall be notified to the Administrative Council for Economic Defense (CADE), and communicated to the São Paulo Stock Exchange (Bovespa), to the Brazilian Securities and Exchange Commission (CVM), to the U.S. Securities and Exchange Commission (SEC), the New York Stock Exchange (NYSE), the Madrid Stock Exchange Latin American Values Market (Latibex), and to the Buenos Aires National Securities Commission (CNV) and Stock Exchange.

7.6. Documents Available to the Shareholders. The documents relative to the Incorporation of Shares are available from Braskem’s website (www.braskem.com.br). Copies can also be found by accessing the websites of the CVM (www.cvm.gov.br) and the São Paulo Stock Exchange (www.bovespa.com.br), as from today. Shareholders wishing to consult and examine the documents at Braskem’s head office should arrange a date and a time for contacting the company’s Investor Relations department (telephone (11) 3576-9531).

7.7. Next Steps. Braskem, Odebrecht, Petrobras, Petroquisa and Norquisa shall keep their shareholders and the market in general informed on the implementation of the Second Phase of the integration of the Assets, making pertinent documentation available on a timely basis as well as other events that may have an impact on this operation.

São Paulo, May 14 2008.

Carlos José Fadigas de Souza Filho	Almir Guilherme Barbassa
CFO and Investor Relations Officer	CFO and Investor Relations Officer
Braskem S.A.	Petróleo Brasileiro S.A. - Petrobras

Patrick Horbach Fairon	Pedro Augusto Ribeiro Novis
Chairman	Chief Executive Officer
Petrobras Química S.A. - Petroquisa	Odebrecht S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 14, 2008

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.